UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 12, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0479856
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Updates

Controlled Subsidiary Investment – Waypoint Austin Falcon Owner, LLC

On November 11, 2016, we acquired from Fundrise Lending, LLC, a Delaware limited liability company and wholly-owned subsidiary of our Sponsor, ownership of a “majority-owned subsidiary”, Waypoint Austin Falcon Owner, LLC (the “Waypoint Austin Controlled Subsidiary”), for a deferred equity commitment of $3,000,000, in which we had the right to receive a preferred economic return (the “Waypoint Austin Investment”). The deferred equity commitment was completely funded by August 14, 2017, and the Waypoint Austin Controlled Subsidiary used the proceeds to develop a 324-unit apartment complex located at 19015 Falcon Pointe Blvd, Pflugerville, TX 78660 (the “Waypoint Austin Property”). The Waypoint Austin Property was completed in 2018, received its final certificate of occupancy in Q4 of 2018, went through a lease-up phase, and was sold by the Waypoint Austin Controlled Subsidiary to a third party for approximately $55,000,000. Consequently, on September 12, 2019, the Waypoint Austin Controlled Subsidiary redeemed the Waypoint Austin Investment in full. All preferred return payments were paid in full during the investment period, and the investment yielded an internal rate of return of approximately 12.0%.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated April 18, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE MIDLAND OPPORTUNISTIC REIT, LLC

	By:	Fundrise Advisors, LLC
	Its:	Manager

	By:	/s/ Bjorn J. Hall
	Name:	Bjorn J. Hall
	Title:	General Counsel

Date: September 18, 2019